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                            July 26, 2023

       Hubert J. Crouch
       Chief Executive Officer
       Invesco Commercial Real Estate Finance Trust, Inc.
       2001 Ross Avenue, Suite 3400
       Dallas, Texas 75201

                                                        Re: Invesco Commercial
Real Estate Finance Trust, Inc.
                                                            Form 10-12G
                                                            Filed June 29, 2023
                                                            File No. 000-56564

       Dear Hubert J. Crouch:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed June 29, 2023

       General

   1. Please include the disclosure required by Industry Guide 5, including prior performance tables, or advise. For
guidance, see Securities Act Release 33-6900 (June 17, 1991) and
                                                        CF Disclosure Guidance:
Topic No. 6.
   2. We note that your primary investment strategy is to originate, acquire, and manage a diversified portfolio
of loans and debt-like preferred equity interests secured by, or unsecured but related
to, commercial real estate. We also note that you intend to operate your business in a
manner that will permit you to maintain an exemption from registration under the Investment
Company Act of 1940. Please provide us with a detailed legal analysis of the
exemption that you and your subsidiaries intend to rely on and how your investment strategy
will support that exemption.
 Hubert J. Crouch
FirstName  LastNameHubert  J. Crouch
Invesco Commercial  Real Estate Finance Trust, Inc.
Comapany
July       NameInvesco Commercial Real Estate Finance Trust, Inc.
     26, 2023
July 26,
Page  2 2023 Page 2
FirstName LastName
Item 1. Business
Structure, page 12

3. Please revise the organization chart to disclose the ownership and voting percentages held in the company.
Item 7. Certain Relationships and Related Transactions, and Director
Independence
Certain Transactions with Related Persons, page 81

4. We note that as of the date of this filing, you have invested $157.4 million in two commercial real estate loans and financed your loan originations with repurchase agreements and borrowings on a revolving line of credit facility. To the extent that these loans involved any related person, please disclose information about such transactions here. Refer to Item 404(a)(5) of Regulation S-K.
5. We note your risks related to conflicts of interest. Please disclose your policies and procedures for review, approval or ratification of such conflicts of interest transactions.
         Refer to Item 404(b) of Regulation S-K.
Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related
Stockholder Matters
Market Information, page 91

6. We note that as of the date of this filing, you had 4,375 common shares outstanding and
         116 holders. Please state the number of holders for each class of common shares. Refer to Item 201 of Regulation S-K.
Item 10. Recent Sales of Unregistered Securities
The Stapled Units Offering, page 98

7. We note you define Stapled Unit as a unit consisting of one share of each of the Series A
         Preferred Stock, Class D Share, Class I Share and Class S Share. Please address the following:
             Please clarify for us how you determined "stapled unit" is the appropriate terminology to use when describing these units. In this regard, please tell us what consideration you gave to whether or not this term is generally understood to mean the stocks of two separate corporations that must be owned and transferred together.
             Please tell us and revise your filing to include a more robust description of the design and purpose for issuing these stapled units.
Item 11. Description of Registrant's Securities to Be Registered, page 98

8. Please describe the differences among the Class S, Class D, Class I, and Class E shares of common stock.
 Hubert J. Crouch
FirstName  LastNameHubert  J. Crouch
Invesco Commercial  Real Estate Finance Trust, Inc.
Comapany
July       NameInvesco Commercial Real Estate Finance Trust, Inc.
     26, 2023
July 26,
Page  3 2023 Page 3
FirstName LastName
9. Please include a separate section describing the material provisions of your share repurchase plan. Also describe in the risk factor section the risks relating to the ability of stockholders to dispose of their shares.
10. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with relief granted by the Division of Corporation
         Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate
         Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc.
         (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26,
         2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017), please provide us with an analysis as to how your program is consistent with such relief.
         To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the
         Division   s Office of Mergers and Acquisitions at 202-551-3440.
11. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston
         & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the plan is entirely consistent with that class exemption, you may contact the Division of
         Trading and Markets at 202-551-5777.
Signature, page 105

12. Please include the title of the signing officer under the signature. Consolidated Financial Statements, page F-1

13. We note that your consolidated financial statements are presented as of March 31, 2023 and for the period from October 27, 2022 (date of incorporation) through March 31, 2023.
         Since the Company appears to have a December 31 year end, please revise the filing to ensure that your financial statements include financial statements as of and for the period ended December 31, 2022 and separate interim periods (e.g. for the quarter ended March
         31, 2023). Please refer to Rules 3-01 and 3-02 of Regulation S-X. Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies, page F-6

14. Please revise your disclosure to include your accounting policies for ongoing stockholder servicing fees and for upfront selling commissions and dealer manager fees, or tell us how you determined such disclosure is not necessary.
 Hubert J. Crouch
Invesco Commercial Real Estate Finance Trust, Inc.
July 26, 2023
Page 4
8. Subsequent Events, page F-11

15. We note that the Company has invested $157.4 million in two commercial real estate loans subsequent to March 31, 2023. Please tell us what consideration you gave to providing financial statements of the real estate properties securing these loans. Refer to SAB Topic 1I.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,
FirstName LastNameHubert J. Crouch
                                                     Division of Corporation
Finance
Comapany NameInvesco Commercial Real Estate Finance Trust, Inc.
                                                     Office of Real Estate &
Construction
July 26, 2023 Page 4
cc:       Brian Hirshberg, Esq.
FirstName LastName